Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On March 2, 2009, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL 60605

FOR IMMEDIATE RELEASE

CBOE FEBRUARY VOLUME OF 80.7 MILLION CONTRACTS AVERAGES

4.2 MILLION CONTRACTS PER DAY — UP 8% OVER FEBRUARY 2008

CHICAGO, March 2, 2009 – The Chicago Board Options Exchange (CBOE) today reported that 80,670,249 contracts changed hands at the Exchange in February. Daily volume averaged 4.2 million contracts, up eight percent from February 2008 and two percent from January 2009.

Equity options volume at CBOE totaled 43.7 million contracts; average daily volume of 2.3 million contracts reflected a 14-percent increase over the same period a year ago and two-percent decrease from January 2009. ETF options monthly volume totaled 21.3 million contracts and averaged 1.1 million contracts per day, a four-percent increase over February 2008 and a 12-percent increase over January. CBOE cash-settled index options volume at 15.8 million contracts in February averaged 829,306 contracts per day, down two percent from February 2008 but on par with January 2009 average daily volume. Expanded information on February volume for index options and ETF options is available at http://www.cboe.com/data/monthlyvolume.aspx.

	February 2009 Volume (19 days)	% Change vs February 2008 (20 days)	% Change vs. January 2009 (20 days)	Year-To-Date Volume (39 days)	% Change vs 2008 (41 days)
Industry Total	256,464,343	5%	-1%	514,277,856	-15%
CBOE Total	80,670,249	2%	-3%	164,214,619	-13%
CBOE Total ADV	4,245,803	8%	2%	4,210,631	-9%
Equity	43,658,404	8%	-7%	90,527,233	-5%
Equity ADV	2,297,811	14%	-2%	2,321,211	0%
Cash-Settled Index	15,756,810	-7%	-5%	32,379,901	-20%
Cash-Settled Index ADV	829,306	-2%	0%	830,254	-16%
ETF Options	21,252,872	-1%	6%	41,305,178	-23%
ETF Options ADV	1,118,572	4%	12%	1,059,107	-19%
Exchange Open Interest	198,351,546	-16%	9%	—	—

-more-

CBOE February Market Share

In February, CBOE’s market share of total options industry volume was 31.5 percent, down 0.8 of a percentage point from February 2008 market share and down one percentage point from January 2009.  CBOE index options market share of 90.3 percent rose 1.9 percentage points against February 2008 and was down 1.9 percentage points compared to January 2009.  In equity options, CBOE’s February market share was 27.8 percent, an increase of 2.4 percentage points compared to a year ago and down one percentage point against January 2009. CBOE ETF options market share of 25.9 percent during the month dropped 6.4 percentage points from February 2008 and 0.1 of a percentage point from January 2009.

CBOE Market Share	Feb 2009 Market Share	% Pt. Change vs Feb 2008	% Pt. Change vs Jan 2009	Year-To-Date Market Share	% Pt. Change vs 2008
Exchange	31.5%	-0.8%	-1.0%	31.9%	0.4%
Equity	27.8%	2.4%	-1.0%	28.3%	3.6%
Index	90.3%	1.9%	-1.9%	91.2%	3.9%
ETF	25.9%	-6.4%	-0.1%	26.0%	-5.6%

During February:

•      Options on the SPDR Gold Trust (GLD) established a monthly volume record with 1,332,645 contracts traded, an average daily volume of 74,036 contracts. CBOE claimed 43 percent of GLD volume during the month, according to Options Clearing Corporation (OCC) data.

•      CBOE announced record financial results for 2008 with fourth quarter revenues up 12 percent, pre-tax profits up five percent and net income down two percent.  For more information on these results, see http://www.cboe.com/AboutCBOE/ShowDocument.aspx?DIR=ACNews&FILE=cboe_20090206.doc&CreateDate=06.02.2009.

•      The CBOE Futures Exchange, LLC (CFE) announced that on Monday, March 2, it would launch trading in CBOE mini-VIX futures, a new contract one-tenth the size of CFE’s standard CBOE VIX futures contract.

•      The five most actively traded index and ETF options products at CBOE were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), PowerShares QQQ Trust (QQQQ), Financial Select SPDRs (XLF), and iShares Russell 2000 Index Fund (IWM).

•      The five most actively traded equity options were Bank of America (BAC), General Electric Company (GE), Citigroup (C), Wells Fargo & Company (WFC), and JP/Morgan Chase (JPM).

•      Average daily trading volume on the CBOE Futures Exchange, LLC (CFE) in February was 2,160 contracts, an increase of four percent over January 2009 when 2,070 contracts per day changed hands.  Total trading volume during February was 41,051 contracts, a decline of one percent from 41,410 contracts traded during January 2009.  When compared to year-ago volume of 80,948 contracts traded, which was the busiest February in CFE history, February 2009 volume was down 49 percent.  February 2009 average daily volume was off 47 percent when compared against February 2008.

•      Volume at the CBOE Stock Exchange (CBSX) totaled 288,449,453 shares, an average daily volume of 15,181,550 shares, a 30-percent increase over February 2008 average daily volume of 11,637,600 shares.

•      During the month, two CBOE memberships changed hands, ranging from $1.45 million to 1.5 million. In all, seven CBOE memberships have been sold in 2009.

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products, such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method.  CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation.

Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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